FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For August 28, 2007

Commission File Number 0-50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSXV: NWT; OTCBB: NWURF) has granted 100,000 stock options to one of its directors, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of C$0.71. The options will vest in stages over two years and expire on August 27, 2012.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer
President and CEO

Date: September 5, 2007